Filed by Aytu BioScience, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

Aytu BioScience, Inc. (SEC File No. 001-38247)

Aytu BioScience and Neos Therapeutics Announce Special Meetings of Stockholders Related to Proposed Merger

to Be Held on March 18, 2021

– Record date for each Special Meeting of Stockholders is February 5, 2021 –

– Upon merger closing, combined company will be renamed Aytu Biopharma, Inc. –

ENGLEWOOD, CO and GRAND PRAIRIE, TX / February 10, 2021 / Aytu BioScience, Inc. (NASDAQ: AYTU), a specialty pharmaceutical company focused on commercializing novel products that address significant patient needs, and Neos Therapeutics, Inc. (NASDAQ: NEOS), a commercial-stage pharmaceutical company developing and manufacturing central nervous system-focused products, today announced that the companies’ respective special meetings of stockholders related to the proposed merger between Aytu and Neos have been set for Thursday, March 18, 2021. Stockholders of record of each company as of February 5, 2021 will be eligible to receive notice of and to vote at their respective company’s special meeting.

Following stockholder approval and the satisfaction or waiver of the other conditions to the closing of the merger, the combined company will be renamed Aytu Biopharma, Inc., and its common stock will continue to trade under the symbol “AYTU” on the Nasdaq Capital Market.

As described in more detail in the definitive joint proxy statement/prospectus, both companies’ Board of Directors encourage all stockholders of their respective companies to vote “FOR” all proposals in advance of the special meetings by telephone, via the Internet or by signing, dating and returning the proxy cards upon receipt by following the instructions on the proxy cards. The joint proxy statement/prospectus, which is publicly available, will first be mailed to Aytu stockholders and Neos stockholders on or about February 12, 2021.

If Neos stockholders of record have any questions or need assistance voting, please contact MacKenzie Partners, Inc., Neos’ proxy solicitor, by calling (800) 322-2885 or by email to proxy@mackenziepartners.com.

If Aytu stockholders of record have any questions or need assistance voting, please contact the Proxy Advisory Group, LLC, Aytu’s proxy solicitor, by calling (212) 616-2181 or by email to info@proxyadvisory.net.

About Aytu BioScience, Inc.

Aytu BioScience is a commercial-stage specialty pharmaceutical company focused on commercializing novel products that address significant patient needs. Aytu currently markets a portfolio of prescription products addressing large primary care and pediatric markets. The primary care portfolio includes (i) Natesto®, the only FDA-approved nasal formulation of testosterone for men with hypogonadism (low testosterone, or "Low T"), (ii) ZolpiMist®, the only FDA-approved oral spray prescription sleep aid, and (iii) Tuzistra® XR, the only FDA-approved 12-hour codeine-based antitussive syrup. The pediatric portfolio includes (i) Cefaclor, a second-generation cephalosporin antibiotic suspension; (ii) Karbinal® ER, an extended-release carbinoxamine (antihistamine) suspension indicated to treat numerous allergic conditions; and (iii) Poly-Vi-Flor® and Tri-Vi-Flor®, two complementary prescription fluoride-based supplement product lines containing combinations of fluoride and vitamins in various formulations for infants and children with fluoride deficiency. Aytu also distributes a COVID-19 IgG/IgM rapid antibody test and rapid antigen test. These tests are used separately in the rapid, qualitative diagnostic assessment of the 2019 Novel Coronavirus. Additionally, Aytu recently licensed worldwide rights to develop the Healight™ technology platform. Healight is an investigational medical device being studied as a prospective treatment for COVID-19 and other respiratory infections.

Aytu operates a consumer health subsidiary, Innovus Pharmaceuticals, Inc. ("Innovus"), a specialty pharmaceutical company commercializing, licensing and developing safe and effective consumer healthcare products designed to improve men's and women's health and vitality. Innovus commercializes numerous novel consumer health products competing in large healthcare categories including diabetes, men's health, sexual wellness, respiratory health, and general wellness. The Innovus product portfolio is commercialized through direct-to-consumer marketing channels utilizing the company's proprietary Beyond Human® marketing and sales platform.

Aytu's strategy is to continue building its portfolio of revenue-generating Rx and consumer health products, leveraging its focused commercial team and expertise to build leading brands within large therapeutic markets. For more information visit aytubio.com and visit innovuspharma.com to learn about Aytu's consumer healthcare products.

About Neos Therapeutics

Neos Therapeutics, Inc. is a commercial-stage pharmaceutical company developing and manufacturing central nervous system (CNS)-focused products. Neos markets Adzenys XR-ODT® (amphetamine) extended-release orally disintegrating tablets (see Full Prescribing Information, including Boxed WARNING), Cotempla XR-ODT® (methylphenidate) extended-release orally disintegrating tablets (see Full Prescribing Information, including Boxed WARNING), and Adzenys-ER® (amphetamine) extended-release oral suspension (see Full Prescribing Information, including Boxed WARNING), all for the treatment of ADHD. Neos also has a development candidate, NT0502, for the treatment of sialorrhea in patients with neurological conditions. Additional information about Neos is available at www.neostx.com.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, or the Exchange Act. All statements other than statements of historical facts contained in this press release, are forward-looking statements. Forward-looking statements are generally written in the future tense and/or are preceded by words such as ''may,'' ''will,'' ''should,'' ''forecast,'' ''could,'' ''expect,'' ''suggest,'' ''believe,'' ''estimate,'' ''continue,'' ''anticipate,'' ''intend,'' ''plan,'' or similar words, or the negatives of such terms or other variations on such terms or comparable terminology. All statements other than statements of historical facts contained in this presentation, are forward-looking statements, including but not limited to any statements regarding the expected timetable for completing the proposed transaction, the results of the proposed transaction and any other statements regarding Aytu's or Neos' future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance. These statements are just predictions and are subject to risks and uncertainties that could cause the actual events or results to differ materially. These risks and uncertainties include, among others: failure to obtain the required votes of Neos' stockholders or Aytu's stockholders to approve the transaction and related matters, the risk that a condition to closing of the proposed transaction may not be satisfied, that either party may terminate the merger agreement or that the closing of the proposed transaction might be delayed or not occur at all. We also refer you to (i) the risks described in “Risk Factors” in the definitive joint proxy statement/prospectus filed by Aytu and dated as of February 9, 2021, (ii) the risks described in ''Risk Factors'' in Part I, Item 1A of Aytu's Annual Report on Form 10-K and in the other reports and documents it files with the Securities and Exchange Commission and (iii) the Risk Factors set forth in Neos' Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with the SEC and in the other filings Neos makes with the SEC from time to time.